Camerry New Material Tech Limited

Shouzhi Road, Songxia Town, Binhai Industrial Zone,

Changle District, Fuzhou City,

Fujian Province

People’s Republic of China, 350217

June 16, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Camerry New Material Tech Limited (CIK No. 0002046354) Registration Statement on Form F-1 (File No. 333-288105) Request for Withdrawal Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Camerry New Material Tech Limited (the “Company”) hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-288105), initially filed with the Commission on June 17, 2025, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting withdrawal of the Registration Statement because it no longer plans to consummate the offering contemplated by the Registration Statement. The Company confirms that the Registration Statement has not been declared effective, and no securities have been sold in connection with the offering contemplated by the Registration Statement. Accordingly, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company respectfully requests that, pursuant to Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement remain available for future offset against the filing fee for any future registration statement filed by the Company.

If you have any questions regarding this submission, please contact the Company’s securities counsel, Huan Lou, Esq. of McCarter & English, LLP, at hlou@mccarter.com.

Very truly yours,

Camerry New Material Tech Limited

By:	/s/ Wenyu Lin
Name:	Wenyu Lin
Title:	Chief Executive Officer